(G)(4)

AMENDMENT TO THE CUSTODIAN AGREEMENT

     This Amendment to the Custodian Agreement is made as of August 1, 2001 by and between Trust for Credit Unions (the “Fund”) and State Street Bank and Trust Company (the “Custodian”). Capitalized terms used in this Amendment without definition shall have the respective meanings given to such terms in the Custodian Agreement referred to below.

WITNESSETH THAT:

     WHEREAS, the Fund and the Custodian are parties to a Custodian Agreement dated as of May 10, 1988 (as amended from time to time, hereinafter, the “Agreement”); and

     WHEREAS, the Fund and the Custodian desire to amend certain provisions of the Agreement relating to Proper Instructions.

     NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the Fund and the Custodian hereby agree to amend the Contract, pursuant to the terms thereof, as follows:

(1) The first sentence of Section 10A, Proper Written Instructions, is hereby deleted and replaced with the following:

Proper instructions as used throughout this Agreement means a writing signed or initialed by one or more person or persons as the Trustees of the Funds shall have from time to time authorized; provided, however that proper instructions shall mean a writing signed or initialed by two or more persons as the Trustees of the Funds shall have from time to time authorized for purposes of the payment of Fund monies pursuant to Section 4 of this Agreement.

     IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed in its name and on its behalf by a duly authorized officer as of the day and year first above written.

TRUST FOR CREDIT UNIONS	STATE STREET BANK AND TRUST COMPANY

By: /s/ Peter Fortner Name: Peter Fortner Title: Assistant Treasurer	By: /s/ Joseph L. Hooley Name: Joseph L. Hooley Title: Executive Vice President